BioFuel Energy Corp.

1801 Broadway, Suite 1060

Denver, CO 80202

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:

Ms. Pamela A. Long, Assistant Director
            Ms. Brigitte Lippmann

BioFuel Energy Corp.
Registration Statement on Form S-1
(File No. 333-139203)

June 12, 2007

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), BioFuel Energy Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Daylight Time) on June 12, 2007, or as soon thereafter as practicable.  This request supercedes our request of June 7, 2007 requesting that effectiveness occur at 4:00 p.m. on June 11, 2007.

The Company hereby acknowledges that:

•

should the  Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,
BIOFUEL ENERGY CORP.
By
/s/ Michael N. Stefanoudakis
Name: Michael N. Stefanoudakis
Title: Vice President and General Counsel